FACSIMILE COVER SHEET

CONFIDENTIAL AND PRIVILEGED

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Perkins Coie

1899 Wynkoop, Suite 700
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DATE: **April 25, 2005**   COVER SHEET & **5**   PAGE(S)

CLIENT NUMBER: **30316-0013**

RETURN TO: (NAME) **Renee**   (EXT.) **2336**   (ROOM NO.) **700**

ORIGINAL DOCUMENT(S) WILL BE: ☐ SENT TO YOU   ☐ HELD IN OUR FILES

SENDER:		TELEPHONE:	FACSIMILE:
Donald Salcito		**(303) 291-2336**	**(303) 291-2400**

RECIPIENT:	COMPANY:	TELEPHONE:	FACSIMILE:
Carmen Moncada-Terry	**U.S. Securities and Exchange Commission**		**202-942-9528**

RE: **Canyon Resources Corporation**

ANCHORAGE · BEIJING · BELLEVUE · BOISE · CHICAGO · DENVER · LOS ANGELES
MENLO PARK · OLYMPIA · PHOENIX · PORTLAND · SAN FRANCISCO · SEATTLE · WASHINGTON, D.C.
Perkins Coie LLP and Affiliates

[FAXCOVER.01]



1899 Wynkoop Street
Suite 700
Denver, CO 80202-1043
PHONE: 303.291.2300
FAX: 303.291.2400
www.perkinscoie.com

April 25, 2005

Via Facsimile and U.S. Mail

Mr. H. Roger Schwall
Assistant Director
Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-0405
Fax: 202-942-9528

Re: **Preliminary Schedule 14A, Filed April 15, 2005**
        Form 10-K/A, Filed April 20, 2005
        File No. 001-11887

On behalf of Canyon Resources Corporation (the "*Company*"), we are transmitting the following responses of the Company to the comments of the Commission's staff (the "*Staff*") concerning the Company's above identified periodic filings, as set forth in the comment letter from H. Rogers Schwall, Assistant Director, and Carmen Moncada-Terry, Division of Corporation Finance, dated April 22, 2005 (the "*Comment Letter*"). The responses contained herein are based on information provided by the Company. For your convenience, we have numbered the comments as set forth in your Comment Letter, repeated such comments, and set forth our response to each comment immediately below such comment, under the heading "**Response.**" The page number references refer to the page numbers in the relevant periodic filing to which the comment applies.

Schedule 14A

1.   You are seeking to amend your certificate of incorporation to increase the number of authorized shares of common stock. Please state whether there are any plans, proposals, or arrangements to issue the securities upon securing shareholder approval.

Response:

The Company currently has no specific understandings, definitive arrangements or agreements to issue the securities upon securing shareholder approval. On page 17 of the Schedule 14A ("*Preliminary Proxy*"), we state:

ANCHORAGE · BEIJING · BELLEVUE · BOISE · CHICAGO · DENVER · HONG KONG · LOS ANGELES
MENLO PARK · OLYMPIA · PHOENIX · PORTLAND · SAN FRANCISCO · SEATTLE · WASHINGTON, D.C.

Perkins Coie LLP and Affiliates

April 25, 2005
Page 2

> "There are at present, no specific understandings, definitive arrangements or
> agreements with respect to any future acquisitions or other transactions which would
> require the Company to issue any new shares of its Common Stock."

We believe the above statement addresses the Staff's comment and that no amendment to the
Preliminary Proxy is necessary in connection therewith.

2.   You are also seeking shareholder approval of the issuance of up to 17 million shares
        of common stock for "general corporate purposes." You note that you are seeking the
        approval to meet requirements under §§ 712 and 713 of the American Stock
        Exchange Company Guide. Both Amex rules require approval by shareholders if the
        issuance of the securities is in connection with certain specified transactions, not just
        for "general corporate purposes." Please advise whether the securities will be issued
        in connection with any of the specified transaction.

Response:

        We are a small mining company. We own a substantial amount of property in
Montana. Our most significant assets are our properties called the McDonald Gold Project,
the Seven-Up Pete Venture and the Keep Cool Mining Properties. As we reported in our 10-
K filed on March 17, 2005, on November 3, 1998, an anti-mining initiative, I-137, passed
52% to 48% by a vote of the Montana electorate, effectively bringing permitting work on the
Seven-Up Pete Venture to a standstill. This bill bans development of new gold and silver
mines which use open-pit mining and cyanide in the treatment and recovery process in the
State of Montana. On September 24, 1998, the Montana Department of Natural Resources
("*DNRC*"), the entity that administers state mineral leases, unilaterally decided to cancel the
permitting extension of the 10-year lease term of the state leases that pertain to the
McDonald Gold Project. This was provoked by Canyon's inability to continue permitting at
McDonald due to the anti-mining initiative, I-137, and would require the Company, after a
period of approximately seventeen months, to commence paying a delay rental of $150,000
per month in order to maintain the leases.

        In February 2001, on the basis of the allegation that the Company had terminated
permitting activities under the leases, the DNRC declared the leases invalid. The Company
has initiated judicial review of the agency's decisions and has added the judicial review to its
lawsuit against the State of Montana. It is the Company's position that the permitting
process has been interrupted by the threat and passage of I-137 and, thus, the permit
extension and leases are continued until the governmental impediment is resolved. The
Company filed two lawsuits in April 2000 against the State of Montana seeking to have I-137
declared unconstitutional or, alternatively, seeking to obtain a "takings" or damage award for
the lost value of the McDonald, Seven-Up Pete and Keep Cool mineral properties.

April 25, 2005
Page 3

The United States District Court issued a ruling on August 30, 2001, in which the Court dismissed the Company's substantive due process claim but, as requested by the Company, ruled that the remainder of the Company's claims could be pursued at such time as the State lawsuit was concluded. The Montana State District Court dismissed four of the Company's fourteen counts, including its substantive due process and equal protection challenges to I-137's validity and granted the State's Summary Judgment on all of the remaining legal claims of the Company's lawsuit and denied the Company's Petition for Judicial Review of the DNRC's actions regarding termination of the state leases. On January 14, 2003, the Company filed an appeal with the Montana Supreme Court of the State District Court Order. The Montana State Supreme Court heard the appeal on October 28, 2003, and a ruling is expected during 2005.

On March 2, 2004, the Montana Mining Association filed the language of a proposed new initiative, I-147, to be placed before the voters of Montana at the November 2, 2004 ballot which, if enacted, would have allowed use of cyanide leaching in open-pit gold mines with rigorous engineering practices and environmental safeguards. On November 2, 2004, I-147 was defeated by Montana voters by a 42% to 58% vote, thereby maintaining the prohibition of new gold or silver mines in the state which use the combination of open-pit mining methods and cyanide recovery.

As a result of these Montana events, our board of directors has determined that Canyon needs to diversify its mining asset base. While the Board of Directors will continue its legal efforts against the State of Montana until it can obtain full legal value for the Seven-Up Pete Venture assets, it has determined that there are other mineral assets worth pursuing. In addition, after the defeat of I-147 by Montana voters, the Company's founder, Dick De Voto, retired as president and the Board of Directors hired a new president, Jim Hesketh to refocus the Company's business plan on the acquisition and operation of producing mines. In order to diversify its mining asset base and provide the Company with the opportunity to grow, the Board of Directors believes that it must have the flexibility to acquire additional properties, using its stock as currency where appropriate.

While we have no specific transaction which would currently require us to issue an amount equal to 20% or more of our outstanding stock, because our ability to fund acquisitions or capital raising transactions is often tied directly to the price of our publicly traded stock (which has fluctuated in recent months), there remains the possibility that any acquisition that we complete may require us to issue 20% or more of our outstanding stock in connection with such transaction. For example, as set forth in the Company's Form 8-K dated January 24, 2005, the Company has an option, subject to the Company conducting substantial due diligence and obtaining board approval, to acquire the Hycroft Mine for four million dollars in cash and six million dollars in stock and warrants. The Hycroft option expires on August 20, 2005 and the stock component in the transaction will be valued based on the average closing price of the Company's stock for the 20 day period proceeding the exercise (if any) of the option. At this time it is impossible to accurately identify the number

April 25, 2005
Page 4

of shares or percentage of the Company's outstanding stock that would be required to consummate the Hycroft option transaction. The Company's stock price has fluctuated so widely within the past year and the Company has not yet determined, given all relevant factors, the stock price at which it will make commercial sense to exercise the option, if at all. Moreover, substantial diligence regarding the Hycroft Mine properties remains to be completed.

We have communicated with the Amex concerning the 20% rule embodied in Amex rules §§ 712 and 713, and the Amex has indicated that it has no objection to our obtaining shareholder approval in satisfaction of §§ 712 and 713, notwithstanding that we currently have no specified transaction or series of transactions in which such shares may be issued. As we note on p. 21 of the Preliminary Proxy:

> "There are at present, no specific understandings, definitive arrangements or agreements with respect to any future acquisitions or other transactions which would require the Company to issue any new shares of its Common Stock, and no specific use of the 17 million shares is presently contemplated, although the Corporation has had and will continue to have equity financings and acquisitions under consideration from time to time. Nevertheless, the Company has obtained, and may in the future continue to obtain, discretionary rights under certain option agreements relating to the acquisition of assets, mining properties, or entities, including, by way of example, the Hycroft Mine option agreement announced by the Company by press release and current report on Form 8-K dated January 24, 2005, which, if the Company exercises, could result in the issuance of up to ___ shares as consideration in the transaction, if the market price for our Common Stock, at the time we were to exercise the option, was equal to the $_____ per share market price of our Common Stock existing as of April ___, 2005"

We believe the above statement addresses the Staff's comment and that no amendment to the Preliminary Proxy is necessary in connection therewith.

Form 10-K/A

3.   We note your disclosure that "[e]xcept as described above, there were no changes in internal control over financial reporting during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

April 25, 2005
Page 5

Response:

> We will amend the Company's 10-K to state clearly that there were changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will amend our disclosure to state:

> > "Described above are the changes in internal control over financial reporting during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."

> We understand, as indicated in the Comment Letter, that the purpose of the Staff's review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure included in the Company's periodic filings. The Company understands and acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) that the Staff's comments, or changes to disclosures in response to the Staff's comments, do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Once the Staff has reviewed our responses, we would like the opportunity to discuss them with the Staff prior to filing any amendments to understand whether the Staff has any questions concerning our responses. We look forward to speaking with the Staff as soon as appropriate. Please feel free to contact Donald Salcito or Sean Stewart at 303-291-2300 in order to schedule a conference at a time that is convenient. Because of the deadline related to the filing of the Company's Definitive Proxy, we would appreciate the chance to speak with the Staff as soon as possible, and prior to the close of business on Tuesday, April 26, 2005. Thank you for your assistance in this matter.

Very truly yours,



Donald Salcito

cc: Canyon Resources Corporation